UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the "Company") on August 31, 2016, reporting results for the second quarter and six months ended June 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: September 12, 2016	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD. REPORTS RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2016

Frontline Ltd. (the "Company" or "Frontline"), today reported unaudited results for the three and six months ended June 30, 2016:

Highlights

•	Achieved net income attributable to the Company of $14.3 million, or $0.09 per share, for the second quarter of 2016 and $93.2 million, or $0.60 per share, for the six months ended June 30, 2016.
•	Achieved net income attributable to the Company adjusted for certain non-cash charges of $48.7 million, or $0.31 per share, for the second quarter of 2016 and $138.1 million, or $0.88 per share, for the six months ended June 30, 2016.
•	Announces a cash dividend of $0.20 per share for the second quarter of 2016.
•	Secured bank financing of up to $548 million and is in the final stages of obtaining approval for further bank financing of up to $325 million to part finance twenty newbuilding contracts.
•	Sold six medium range tankers for an aggregate price of $172.5 million to an unaffiliated third party.
•	Acquired two VLCC newbuildings for a purchase price of $84 million each.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

"In the second quarter the tanker market experienced a downward pressure on rates which has continued into the third quarter. While these are quarters typically characterized by seasonal weakness, the market was also affected by crude oil supply disruptions in the Atlantic basin, high levels of crude inventories, 13 vessels delivering from the newbuilding fleet and easing congestion in ports around the world. All factors considered, the tanker market has been reasonably well balanced, and we are encouraged by our performance in the second quarter. The spot market is currently at a 24 month low, and although we expect the rate environment to improve from current levels, the second half of 2016 will be significantly weaker than the first half of the year. We remain focused on maintaining our competitive breakeven levels and strong balance sheet. Frontline's scale, strong shareholder base and cost-effective operations are significant strengths that position us well in the tanker market."

The average daily time charter equivalents ("TCE") earned by Frontline in the second quarter are shown below:

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

"We are very pleased to have secured bank financing of up to $548 million. We are also in what we expect to be the final stages of obtaining approval for further bank financing of up to $325 million. This new financing will partially finance 20 of our newbuilding contracts at highly attractive terms and we maintain our very low cash breakeven levels. STX recently applied for court receivership, and it is unclear whether the four VLCC newbuildings under contract at this shipyard will be delivered.  These vessels have therefore not yet been financed."

The Fleet

As of June 30, 2016, the Company's fleet consisted of 82 vessels, including newbuildings, with an aggregate capacity of approximately 15 million dwt. The Company's fleet consists of:

(i)	30 vessels owned by the Company (six VLCCs, eight Suezmax tankers, six MR tankers (which the Company has agreed to sell) and ten LR2 tankers);
(ii)	14 vessels that are under capital leases (12 VLCCs and two Suezmax tankers);
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	four vessels chartered-in for periods of 12 months including extension options (two VLCCs and two Suezmax tankers);
(v)	one VLCC where the cost/revenue is split 50/50 with a third party;
(vi)	two MR and one LR2 product tankers that are chartered-in on short term time charters with a remaining duration of less than one year;
(vii)	five vessels that are under the Company's commercial management (two Suezmax tankers and three product/crude oil tankers); and
(viii)	24 newbuildings, comprised of eight VLCCs, eight Suezmax tankers and eight LR2 tankers.

As of June 30, 2016, the Company had entered into the following time charter-out contracts for ten vessels:

(i)	one Suezmax built 1997 at an average rate of $28,000 per day, expiry Q3 2016;
(ii)	one Suezmax built 2010 at $28,500 per day, expiry Q2 2017;
(iii)	one Suezmax built 2010 at $33,500 per day, expiry Q1 2017;
(iv)	five LR2 tankers at an average rate of $27,600, expiry Q1 2018;
(v)	one Suezmax tanker with a base rate of $30,000 per day for the first year and $27,000 per day for the second year with a profit share arrangement, expiry Q1 2018. The agreement is index-linked;
(vi)	one VLCC built 2001 at $46,750 per day, expiry Q1 2017.

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter was terminated on July 12, 2016. The Company has agreed to a compensation payment to Ship Finance of approximately $0.4 million for the termination of the charter.
On June 2, 2016 Frontline announced the formation of Suezmax Chartering, a commercial joint venture with Diamond S. Management LLC and Euronav NV. The aim of the joint venture is to create a single point of contact for cargo owners to access a large fleet of 43 Suezmax vessels.

On June 13, 2016 Frontline announced that it has entered into an agreement whereby the Company will sell its six medium range tankers for an aggregate price of $172.5 million to an unaffiliated third party. The vessels will be delivered by Frontline during September and October 2016.

Newbuilding Program

The Company took delivery of the LR2 tanker newbuildings, the Front Leopard and the Front Jaguar, in the second quarter of 2016.

On May 27, 2016, STX Offshore & Shipbuilding Co., Ltd. ("STX") ship yard applied for court receivership. Frontline has ordered four VLCC newbuildings at STX for delivery in 2017. Frontline has refund guarantees in place from first class banks for the $45.5 million paid to STX, and the remaining commitments for these vessels total $319 million. The Company is in discussions with STX and it is unclear whether the four VLCC newbuildings will be delivered.

On June 9, 2016 Frontline announced the acquisition of two VLCC newbuildings under construction at Hyundai Heavy Industries at a purchase price of $84 million each. The vessels are due for delivery in September 2016 and January 2017.

As of June 30, 2016, the Company's newbuilding program comprised eight LR2 tankers, eight VLCCs and eight Suezmax tanker newbuildings. The Company also had options for two VLCC newbuilding contracts, which lapsed in August 2016. As of June 30, 2016, total instalments of $302.7 million had been paid and the remaining commitments excluding the four VLCC newbuildings at STX amounted to $964.1 million with $344.6 million payable in 2016 and $619.5 million payable in 2017. Six vessels are expected to be delivered in 2016 and 14 vessels in 2017 excluding the four VLCCs at STX.

Financing Update

In June 2016, the Company signed a senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd., the Company's largest shareholder. The loan carries an interest rate of 625 basis points. The loan will be used to part finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes.

In July 2016, Frontline signed a senior secured term loan facility in an amount of up to $109.2 million with ING Bank. The facility matures in 2021, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 17 years. It will be used to part finance the acquisition made in June 2016 of the two VLCC newbuildings.

In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with Frontline's existing loan facilities and has an amortization profile of 18 years. It will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers.

In August 2016, the Company secured a commitment for a second facility with China Exim Bank in an amount of up to $324.6 million. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with Frontline's existing loan facilities and has an amortization profile of 15 years. This facility is insured by SinoSure, subject to their final approval, will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers. The financing is subject to final documentation.

In August 2016, Frontline secured a commitment for a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to part finance two of our existing VLCC newbuilding contracts or acquisition of two similar VLCCs. The financing is subject to final documentation.

Frontline has thus secured bank financing of up to $548 million and is in what we expect to be the final stages of obtaining approval for further bank financing of up to $325 million to part finance twenty of the Company's newbuilding contracts. The Company has not yet secured bank financing for the vessels under construction at STX as it is unclear whether they will be delivered.

Corporate Update

The Company announces a cash dividend for the second quarter of 2016 of $0.20 per share versus an earnings per share of $0.09 and an adjusted earnings for certain non-cash charges of $0.31 per share. The Board has decided to reserve approximately $0.11 of the adjusted earnings per share. The Company continues to believe that there will be accretive investment opportunities in the near to medium term and is consistently looking for ways to increase value for its shareholders.

The record date for the dividend is September 12, 2016. The ex dividend date is September 8, 2016 for shares listed on the New York Stock Exchange and September 9, 2016 for shares listed on the Oslo Stock Exchange, respectively and the dividend will be paid on or about September 19, 2016.

156,386,506 ordinary shares were outstanding as of June 30, 2016, and the weighted average number of shares outstanding for the quarter was 156,386,506.

Second Quarter and Six Months 2016 Results

The Company generated net income attributable to the Company of $14.3 million, or $0.09 per share in the second quarter compared with net income attributable to the Company of $78.9 million, or $0.50 per share, in the previous quarter. Net income attributable to the Company adjusted for certain non-cash charges was $48.7 million, or $0.31 per share, for the second quarter of 2016.  These non-cash charges were a vessel impairment loss of $25.5 million related to the agreed sale of the six MR tankers and the termination of the long term charter for Front Vanguard, an impairment loss on shares of $4.6 million, a mark to market loss on derivatives of $4.2 million and minority interest of $0.2 million. The net income attributable to the Company in the first quarter includes an impairment loss on shares of $2.4 million, a mark to market loss on derivatives of $8.1 million and minority interest of $0.1 million.

Total ship operating expenses of $32.5 million in the second quarter were $3.0 million higher than the previous quarter primarily due to an increase in dry docking expense. Two vessels were dry docked in the second quarter compared with one vessel in the previous quarter.

Contingent rental expense in the second quarter relates to the fourteen charter party contracts with Ship Finance and is due to the fact that the actual profit share arising in the second quarter of $14.0 million was $0.7 million more than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

The Company generated net income attributable to the Company of $93.2 million, or $0.60 per share in the six months ended June 30, 2016 compared with net income attributable to the Company of $34.2 million, or $0.29 per share, in the six months ended June 30, 2015. Net income attributable to the Company adjusted for certain non-cash charges was $138.1 million, or $0.88 per share, for the six months ended June 30, 2016. These non-cash charges were a vessel impairment loss of $25.5 million, an impairment loss on shares of $6.9 million, a mark to market loss on derivatives of $12.3 million and minority interest of $0.2 million. Net income attributable to the Company in the six months ended June 30, 2016 reflects the combined results of Frontline and Frontline 2012 while net income attributable to the Company in the six months ended June 30, 2015 relate to Frontline 2012 only.

In August 2016, the Company estimates that average daily cash breakeven rates for the remainder of 2016 will be approximately $21,200, $17,300 and $15,300 for its owned and leased VLCCs, Suezmax tankers and LR2 tankers, respectively. The Company believes these rates are highly competitive.

Strategy and Market Outlook
Significant disruptions in crude oil supply from the Atlantic Basin in the second quarter led to large import markets like India and China sourcing incremental crude from the Middle East, rather than the Atlantic Basin. This had a negative impact on ton mile demand and also coincided with the delivery of 13 VLCCs in the quarter. Consequently, the tanker market began to experience a downward pressure on rates in May. This trend has continued into the third quarter, which also is often a soft quarter due to seasonal refinery maintenance.
Several of the factors that have recently impacted the crude oil tanker market should normalize over the coming months. Some production has been restored, and there are signs that oil supply from the Atlantic Basin may begin to normalize. China and India are both expected to increase imports from the Atlantic Basin and in particular from West Africa once the production is back on stream.  Once this occurs, the recent negative trend in ton mile demand should begin to reverse and the market should become more balanced. We also observe that US crude imports have continued to increase, predominantly from the Middle East.
We are positive about the long-term outlook for the tanker market. However, almost 100 VLCC's are still to be delivered over the next two years and this is expected to put pressure on the tanker market. But there has been a noteworthy absence of new orders placed in 2016, and we expect that constraints in debt financing will continue to restrict newbuilding orders, giving reasons to believe in a stronger market further out in the cycle. Shipyards are also under pressure to restructure, and a reduction of capacity at several yards is expected. Periods of market weakness, like we are currently experiencing, may also encourage scrapping of older tonnage, a factor which has been virtually absent for the last two years.
Frontline believes that it is in a unique position to generate substantial returns in a strong tanker market. We will continue to maintain a disciplined approach to our business which we believe will generate healthy returns for our shareholders. We have a long track record of doing so, and we seek to carry on that tradition as we increase our leadership role in the market.

Conference Call and Webcast
On August 31, 2016 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

International Dial-In/UK Local	+44(0)20 3427 1904
Norway Toll Free	800 56053
UK Toll Free	0800 279 4841
USA Toll Free	1877 280 2296
USA Local	+1212 444 0412
Conference ID	3610888

Presentation materials and a webcast of the conference call may be accessed on the Company's website, www.frontline.bm, under the 'Webcast' link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

Replay Access Number	3610888
International Dial-In/UK Local	+44 (0)20 3427 0598
Norway Dial-In	+47 2100 0498
USA Local	+1 347 366 9565

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 30, 2016

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2015 Apr-Jun	2016 Apr-Jun	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2016 Jan-Jun	2015 Jan-Jun	2015 Jan-Dec
103,937	191,756	Total operating revenues	418,859	197,455	458,934

42,809	-	Gain on cancellation and sale of newbuilding contracts	-	63,735	108,923

26,256	31,989	Voyage expenses and commission	67,514	51,963	109,706
-	732	Contingent rental (income) expense	(2,654)	-	-
16,066	32,487	Ship operating expenses	61,945	28,673	64,357
10,610	20,500	Charter hire expenses	34,552	17,076	43,387
-	25,480	Impairment loss on vessels	25,480	-	-
1,492	8,114	Administrative expenses	18,887	2,786	10,582
10,159	35,414	Depreciation	73,321	18,980	52,607
64,583	154,716	Total operating expenses	279,045	119,478	280,639
82,163	37,040	Net operating income	139,814	141,712	287,218
3	96	Interest income	183	8	47
(3,561)	(13,829)	Interest expense	(27,773)	(6,023)	(17,621)
-	-	Share in results of associated companies	-	2,727	2,727
(1,138)	(4,563)	Impairment loss on shares	(6,914)	(1,138)	(10,507)
(77)	(155)	Foreign currency exchange gain (loss)	183	(57)	134
1,186	(4,210)	Mark to market (loss) gain on derivatives	(12,260)	(2,258)	(6,782)
20	137	Other non-operating items	311	(72)	320
78,596	14,526	Net income before income taxes and non-controlling interest	93,544	134,899	255,536
-	(54)	Income tax expense	(104)	-	(150)
78,596	14,472	Net income from continuing operations	93,440	134,899	255,386
(55,436)	-	Net loss from discontinued operations	-	(131,006)	(131,006)
23,160	14,472	Net income	93,440	3,893	124,380
-	(150)	Net (income) loss attributable to non-controlling interest	(222)	30,305	30,244
23,160	14,322	Net income attributable to the Company	93,218	34,198	154,624

0.20	0.09	Basic and diluted earnings per share attributable to the Company from continuing operations ($)	0.60	1.15	2.13
-	-	Basic and diluted loss per share attributable to the Company from discontinued operations ($)	-	(0.86)	(0.84)
0.20	0.09	Basic and diluted earnings per share attributable to the Company ($)	0.60	0.29	1.29

2015 Apr-Jun	2016 Apr-Jun	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2016 Jan-Jun	2015 Jun-Jun	2015 Jan-Dec

23,160	14,472	Net income	93,440	3,893	124,380
(475)	2,767	Unrealized (losses) gains from marketable securities	(280)	(509)	(213)
-	(238)	Foreign exchange losses	(369)	-	(170)
(475)	2,529	Other comprehensive (loss) income	(649)	(509)	(383)
22,685	17,001	Comprehensive income	92,791	3,384	123,997

-	150	Comprehensive income (loss) attributable to non-controlling interest	222	(30,305)	(30,244)
22,685	16,851	Comprehensive income attributable to the Company	92,569	33,689	154,241
22,685	17,001	Comprehensive income	92,791	3,384	123,997

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Jun 30 2016	Jun 30 2015	Dec 31 2015
ASSETS
Short term
Cash and cash equivalents	129,617	167,978	264,524
Restricted cash	5,505	14,700	368
Marketable securities	6,659	10,123	13,853
Other current assets	159,465	96,976	188,720
Long term
Newbuildings	326,200	187,930	266,233
Vessels and equipment, net	1,249,027	1,076,960	1,189,198
Vessels under capital lease, net	639,655	-	694,226
Investment in finance lease	35,887	-	40,656
Goodwill	225,273	-	225,273
Vessels held for sale	170,775	-	-
Other long-term assets	-	1,046	417
Total assets	2,948,063	1,555,713	2,883,468

LIABILITIES AND EQUITY
Short term liabilities
Short term debt	65,966	52,882	57,575
Current portion of obligations under capital lease	90,336	-	89,798
Other current liabilities	76,529	100,231	94,663
Long term liabilities
Long term debt	896,406	596,227	745,695
Obligations under capital lease	394,492	-	446,553
Other long-term liabilities	2,961	-	2,841
Commitments and contingencies
Equity
Frontline Ltd. equity	1,421,487	806,373	1,446,282
Non-controlling interest	(114)	-	61
Total equity	1,421,373	806,373	1,446,343
Total liabilities and equity	2,948,063	1,555,713	2,883,468

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2015 Apr-Jun	2016 Apr-Jun	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2016 Jan-Jun	2015 Jan-Jun	2015 Jan-Dec
		OPERATING ACTIVITIES
23,160	14,462	Net income	93,440	3,893	124,380
55,436	-	Net loss from discontinued operations	-	131,006	131,006
78,596	14,462	Net income from continuing operations	93,440	134,899	255,386
		Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
10,454	35,818	Depreciation and amortization of deferred charges	73,878	19,564	54,524
(42,809)	-	Gain on cancellation and sale of newbuilding contracts	-	(63,735)	(108,923)
-	-	Share of results from associated companies	-	(2,727)	(2,727)
704	(2,237)	Amortization of time charter contract value	(6,061)	1,400	816
-	732	Contingent rental (income) expense	(2,654)	-	-
-	25,480	Impairment loss on vessels	25,480	-
1,138	4,563	Impairment loss on shares	6,914	1,138	10,507
(1,995)	2,737	Mark to market loss (gain) on derivatives	9,222	632	3,618
-	-	Dividends received from Avance Gas	-	4,101	4,101
460	(990)	Other, net	(2,294)	430	1,015
(8,093)	1,781	Change in operating assets and liabilities	5,889	(1,193)	(4,561)
-	-	Cash used in operating activities of discontinued operations	-	(6,410)	(6,410)
38,455	82,346	Net cash provided by operating activities	203,814	88,099	207,346

		INVESTING ACTIVITIES
24,748	-	Refund of newbuilding installments and interest	-	32,334	58,793
(147,880)	(176,599)	Additions to newbuildings, vessels and equipment	(337,952)	(468,624)	(786,772)
7,350	(4,811)	Change in restricted cash	(5,137)	21,100	35,713
-	2,299	Finance lease payments received	4,579	-	-
111,789	-	Proceeds from sale of vessels and equipment	-	225,802	456,366
-	-	Cash acquired on reverse business acquisition	-	-	87,443
-	-	Cash used in investing activities of discontinued operations	-	(305,154)	(310,822)
(3,993)	(179,111)	Net cash used in investing activities	(338,510)	(494,542)	(459,279)

		FINANCING ACTIVITIES
33,000	61,463	Proceeds from long-term debt	192,363	159,600	659,700
(11,830)	(15,219)	Repayment of long-term debt	(29,612)	(23,885)	(427,338)
-	-	Repayment of related party loan note	-	-	(112,687)
-	(28,680)	Repayment of capital leases	(40,997)	-	(5,491)
484	-	Debt fees paid	(4,204)	-	(485)
-	-	Lease termination receipt	-	-	3,266
(3)	(62,814)	Dividends paid	(117,744)	(14)	(39,228)
-	-	Payment of fractional shares on reverse share split	(17)	-	-
-	-	Cash provided by financing activities of discontinued operations	-	141,775	141,775
21,651	(45,250)	Net cash (used in) provided by financing activities	(211)	277,476	219,512

56,113	(142,015)	Net change in cash and cash equivalents	(134,907)	(128,967)	(32,421)
-	-	Net change in cash balances included in held for distribution	-	61,144	61,144
111,865	271,632	Cash and cash equivalents at start of period	264,524	235,801	235,801
167,978	129,617	Cash and cash equivalents at end of period	129,617	167,978	264,524

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2016 Jan-Jun	2015 Jan-Jun	2015 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	781,937,649	635,205,000	635,205,000
Treasury shares cancelled	-	-	(17,319,898)
Cancellation of shares held by the Company prior to the Merger	-	-	(34,323,000)
Effect of reverse business acquisition	-	-	198,375,547
Effect of reverse share split	(625,551,143)	-	-
Balance at end of period	156,386,506	635,205,000	781,937,649

SHARE CAPITAL
Balance at beginning of period	781,938	635,205	635,205
Treasury shares cancelled	-	-	(17,320)
Cancellation of shares held by the Company prior to the Merger	-	-	(34,323)
Effect of reverse business acquisition	-	-	198,376
Effect of reverse share split	(625,551)	-	-
Balance at end of period	156,387	635,205	781,938

TREASURY SHARES
Balance at beginning of period	-	(50,397)	(50,397)
Shares cancelled	-	-	50,397
Balance at end of period	-	(50,397)	-

ADDITIONAL PAID IN CAPITAL
Balance at end of period	109,386	382,373	382,373
Gain attributable to change in non-controlling ownership	-	27,485	27,485
Stock dividends	-	(187,784)	(187,784)
Effect of reverse business acquisition	-	-	361,441
Transfer to contributed surplus	-	-	(474,129)
Payment for fractional shares on reverse share split	(17)	-	-
Balance at end of period	109,369	222,074	109,386

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	474,129	-	-
Transfer from additional paid in capital	-	-	474,129
Effect of reverse share split	625,551	-	-
Balance at beginning and end of period	1,099,680	-	474,129

OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(383)	-	-
Other comprehensive loss	(649)	(509)	(383)
Balance at end of period	(1,032)	(509)	(383)

RETAINED EARNINGS
Balance at beginning of period	81,212	156,399	156,399
Net income attributable to the Company	93,218	34,198	154,624
Cash dividends	(117,347)	(14)	(39,228)
Stock dividends	-	(190,583)	(190,583)
Balance at end of period	57,083	-	81,212

EQUITY ATTRIBUTABLE TO THE COMPANY	1,421,487	806,373	1,446,282

NON-CONTROLLING INTEREST
Balance at beginning of period	61	323,770	323,770
Impact of sale of shares in subsidiary	-	(27,485)	(27,485)
Net income (loss) attributable to non-controlling interest	222	(30,305)	(30,244)
Dividend paid to non-controlling interest	(397)	-	-
Impact of de-consolidation	-	(265,980)	(265,980)
Balance at end of period	(114)	-	61

TOTAL EQUITY	1,421,373	806,373	1,446,343

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.             GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2.            ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on March 21, 2016.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2015 except for the retrospective implementation of the changes relating to the presentation of deferred charges as outlined in Accounting Standards Update 2015-03.

3.            EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2016 Jan-Jun	2015 Jan-Jun	2015 Jan-Dec

Net income from continuing operations after non-controlling interest	93,218	134,889	255,325
Net loss from discontinued operations after non-controlling interest	-	(100,701)	(100,701)
Net income attributable to the Company	93,218	34,198	154,624

(in thousands)
Weighted average number of ordinary shares	156,387	116,712	120,082

The weighted average numbers of shares outstanding have been adjusted for the reverse business acquisition of the Company by Frontline 2012 and the 1-for-5 reverse share split that was effected in February 2016. The options issued by the Company did not have an impact on the calculation of earnings per share.

4.            IMPAIRMENT LOSS ON VESSELS

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter was terminated in July 2016. The Company has agreed to a compensation payment to Ship Finance of approximately $0.4 million for the termination of the charter and recorded an impairment loss of $7.3 million in the three months ended June 30, 2016.

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate sale price of $172.5 million to an unaffiliated third party. The vessels will be delivered by the Company during September and October 2016. The Company recorded an impairment loss in the three months ended June 30, 2016 of $18.2 million in respect of these vessels, which are recorded as held for sale in the balance sheet at June 30, 2016.

5.            IMPAIRMENT LOSS ON MARKETABLE SECURITIES

An impairment loss of $2.4 million was recorded in the three months ended March 31, 2016, in respect of the mark to market loss on the Golden Ocean shares in the period that was determined to be other than temporary in view of the significant fall in rates in the Baltic Dry Index and the short to medium term prospects for the dry bulk sector.

An impairment loss of $4.6 million was recorded in the three months ended June 30, 2016, in respect of the mark to market loss on the Avance Gas shares in six months ended June 30, 2016 that was determined to be other than temporary in view of the significant fall in rates and the short to medium term prospects for the LPG sector.

6.            NEWBUILDINGS

In the first quarter of 2016, the Company took delivery of four LR2 tanker newbuildings, Front Ocelot, Front Cheetah, Front Cougar and Front Lynx.

The Company took delivery of the LR2 tanker newbuildings, Front Leopard and Front Jaguar, in May and June 2016, respectively.

In June 2016, the Company acquired two VLCC newbuildings under construction at Hyundai Heavy Industries for a purchase price of $84.0 million each. The vessels are due for delivery in September 2016 and January 2017.

7.            DEBT

The Company drew down $192.4 million in the six months ended June 30, 2016 from its $466.5 million term loan facility in connection with the six LR2 tanker newbuildings that were delivered in that period.

In May 2016, the Company obtained commitments for up to $603.4 million new financing comprising $328.4 million in bank financing for eight newbuilding contracts and a $275.0 million senior unsecured facility from an affiliate of our largest shareholder. The $275.0 million senior unsecured facility was signed in June 2016 and the $328.4 million facility was signed in August 2016.

The Company has recorded debt issuance costs (i.e. deferred charges) of $6.8 million at June 30, 2016 as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-30 and has applied this on a retrospective basis to all prior periods presented.

8.            SHARE CAPITAL

As at December 31, 2015, the authorized share capital of the Company was $1,000,000,000 divided into 1,000,000,000 shares of a par value of $1.00 each, of which 781,937,649 shares had been issued and fully paid. A resolution was approved at the Company's Special Meeting of Shareholders on January 29, 2016 to effect a capital reorganization, with effect from February 3, 2016, for a 1-for-5 reverse stock split of the Company's ordinary shares and to reduce the Company's authorized share capital to $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 156,386,506 shares of $1.00 par value each are in issue and fully paid or credited as fully paid. Share capital amounts in the balance sheet as of December 31, 2015 have not been restated for the 1-for-5 reverse share split.

The Company had an issued share capital at June 30, 2016 of $156,386,506 divided into 156,386,506 ordinary shares (December 31, 2015: $156,386,506 divided into 156,386,506 ordinary shares taking into account the 1-for-5 reverse stock split that was effected in February 2016).

9.            RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of the Company's principal shareholder, as the Company currently leased 14 of its vessels from Ship Finance at June 30, 2016 (one lease was terminated in July 2016) and pays Ship Finance profit share based on the earnings of these vessels. Profit share arising in the six months ended June 30, 2016 was $38.7 million, which was $2.7 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

10.            COMMITMENTS AND CONTINGENCIES

As of June 30, 2016, the Company's newbuilding program comprised eight VLCCs, eight Suezmax tankers and eight LR2 tanker newbuildings. The Company also had options for two VLCC newbuilding contracts, which lapsed in August. As of June 30, 2016, total instalments of $302.7 million had been paid and the remaining commitments excluding the four VLCC newbuilding contracts at STX amounted to $964.1 million with $344.6 million payable in 2016 and $619.5 million payable in 2017.

11.            SUBSEQUENT EVENTS

In July 2016, the Company entered into a $109.2 million term loan agreement to partially fund the purchase of two VLCC newbuilding contracts made in June 2016. The loan has a term of five years and will bear interest of LIBOR plus a margin of 190 basis points.

In July 2016, the Company awarded 1,170,000 share options to members of the Board of Directors and management in accordance with the terms of the Company's Share Option Scheme. The share options will have a five-year term and will vest in equal amounts over a three-year period. The exercise price is $8.00 and will be adjusted for any distribution of dividends made before the relevant options are exercised.

In August 2016, the Company announced a cash dividend of $0.20 per share for the second quarter of 2016.

In August 2016, the Company entered into the $328.4 million term loan facility with China Exim Bank, which was committed in May 2016.

In August 2016 the Company secured a commitment for a second facility with China Exim Bank in an amount of up to $324.6 million. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with Frontline's existing loan facilities and has an amortization profile of 15 years. This facility is insured by SinoSure, subject to their final approval, will be used to finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers. The financing is subject to final documentation.

In August 2016, Frontline secured a commitment for a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to part finance two of our existing VLCC newbuilding contracts or acquisition of two similar VLCCs. The financing is subject to final documentation.

In August 2016, the Suezmax newbuilding, Front Challenger, was delivered to the Company.

FRONTLINE LTD.
INTERIM REPORT JANUARY – JUNE 2016

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to June 30, 2016 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company's assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 30, 2016